Wind Harvest 7-Year Financial Projections and Future Valuation

Wind Harvest's growth projections primarily depend upon two inflection points; when the technology has enough operational hours to be accepted by mainstream financing structures (2023), and when the first major third-party projects leveraging that financing enter production (2024/25). Key factors for why Wind Harvest can realize the growth rates projected in the financials include:

- There are numerous potential suppliers for every *Wind Harvester* component. The company doesn't face the usual growth problems of financing and setting up specialty fabrication facilities with each doubling of sales.
- The market is huge and numerous sites have excellent wind speeds and/or PPAs
- Much of this growth is generated by our own financing of projects with $30-50 million becoming available for projects in Wind Harvest's expected 2021 Series B raise and another $100+ million from an IPO in 2024.

These income streams do not include earnings from the expected licensing of Wind Harvest patents to other near-ground wind turbine manufacturers. Other factors that make this projected valuation more conservative include:

- By 2023, banks should finance projects that use *Wind Harvesters*. This would allow Wind Harvest to take capital out of early projects and use that to leverage more projects with 30% down plus financing.
- The IPO project in 2024 does not show the capital leveraging more projects with 30% down. For simplicity, this 7-year financials assumes that Wind Harvest pays 100% of project costs.
- Tax benefits have not been optimized and annual tax expenses should be less.

Two ways to determine a company's valuation is on gross sales or net income. In 2026, Wind Harvest expects to

- Revenue multiplier: 1.2 — *Valuation: 1.2 x $6.2B = **$7.4B***
- Net Income multiplier: 7 — *Valuation: 7.0 x $570M = **$4.0B***

Wind Harvest Sales and Valuation Projections (in millions of U.S. dollars)

Year	2012	2021	2022	2023	2024	2025	2026	2027
Turbine Sales	0	$0	$5	$35	$163	$878	$2,242	$6,197
Net Income		(2.1)	(3.9)	$1.5	$15.5	$97.4	$208.2	$568.5
Capital Raised	$8	$3	$50		$150			
Valuation	$8	$8	$50	$50	$250	$681	$1,457	$3,980
Share price	$0.05		$0.18	$0.25	$0.60	$1.56	$3.33	$9.14

Note: 2012 shows information from the close of Wind Harvest's Series A round.

Contact: Cornelius Fitzgerald, Finance and Strategy Director
cfitzgerald@windharvest.com

Updated - September 2020

Risks Disclosures

The numbers above are projections and not guarantees of performance because they involve risks and uncertainties. Please review the Risk Factors section for a discussion of important factors that could cause actual results to differ materially from the results described in, or implied by, the forward-looking statements contained in the following discussion and analysis.

Factors affecting the sale price and net margin are also not completely in the control of Wind Harvest. These include: the cost of steel, aluminum and rare earth metals; the cost of competitor's turbines; labor expenses, import duties, and local licensee costs to close sales.

Sales, profit margins and net annual income can also turn out to be higher than projected.

In the table, expense and income figures are in millions of U.S. dollars

P&L - Income Statement	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7
# Units Sold (70kW equivalent)	0	25	186	1,019	5,514	15,829	43,743
MWs Sold	0	2	13	71	386	1,108	3,062
Revenue (in $M)	0.0	5.5	35	163	878	2,242	6,197
Manufacturing CoGS	0.0	(4.1)	(27.2)	(133)	(717)	(1,899)	(5,249)
Gross Margin	0.0	1.4	7.8	30	161	343	948
Profit on Service contracts	0	0.0	0.1	0.5	2.7	7	19
License Income to Wind Harvest	0.0	1.1	6.2	23.6	129	274	758
Revenue from WH Owned Projects	0.0	0.2	1.3	5.5	12.4	16	16
Sales, Gen & Admin Costs	(2.0)	(4.9)	(5.9)	(8.8)	(14.0)	(19.4)	(32.2)
EBITDA	(2.0)	(3.6)	1.7	20.9	130.1	278	761
Dep & Amort							
EBIT	(2.0)	(3.6)	1.7	20.9	130	278	761
Payments on loans from WHPP	(0.18)	(0.28)	(0.28)	(0.28)	(0.28)	(0.28)	(3.28)
Income before Taxes	(2.1)	(3.9)	1.5	20.6	129.8	277.6	758
Taxes (loss carried ends yr 4)				(5)	(32)	(69)	(190)
Net Income	**(2.1)**	**(3.9)**	**1.5**	**15.5**	**97.4**	**208.2**	**569**
Retained Earnings	*(2.1)*	*(6.1)*	*(4.6)*	*10.9*	*108.2*	*316.4*	*885*

Contact: Cornelius Fitzgerald, Finance and Strategy Director
cfitzgerald@windharvest.com

WindHarvest INTERNATIONAL

Cash Flow Statement	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7
Net Income	(2.1)	(3.9)	1.5	15.5	97.4	208.2	569
Depreciation - (benefits not accounted for here)							
Change Working Capital	0.0	(0.3)	(2.0)	(5.8)	(34.3)	(63.8)	(144)
Cash Flow Operations	(2.1)	(4.3)	(0.6)	9.6	63.0	144.4	425
Capital Expenditures	0.0	-6.6	-33.6	-97.8	-105.4	0.0	0
Maintenance Cap Ex							
Cash Flow Investment	0.0	(6.6)	(33.6)	(97.8)	(105.4)	0.0	0
FREE CASH FLOW	(2.1)	(10.9)	(34.2)	(88.2)	(42.4)	144.4	425
Issuance of Bank Debt							
Equity Issuance / Other Sources	3.0	50.0	0.0	150.0	0.0	0.0	0
Cash Flow Financing	3.0	50.0	0.0	150.0	0.0	0.0	0
Cash BoP	3.0	50.9	40.0	155.8	67.7	25.3	170
Net Cash Flow for Period	(2.1)	(10.9)	(34.2)	(88.2)	(42.4)	144.4	425
Cash EoP	0.9	40.0	5.8	67.7	25.3	169.7	595

Balance Sheet	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7
Cash	0.9	40.0	5.8	67.7	25.3	169.7	595
Inventory in Transit	0.0	0.3	2.3	8.2	42.5	106.3	250
Fixed Assets	0.0	6.6	40.2	138.0	243.4	243.4	243
Total Assets	0.9	46.9	48.4	213.9	311.2	519.4	1,088
Debt Financing							
Equity	3.0	53.0	53.0	203.0	203.0	203.0	203
Retained Earnings	(2.1)	(6.1)	(4.6)	10.9	108.2	316.4	885
Net S/H Equity	0.9	46.9	48.4	213.9	311.2	519.4	1,088
Total Liability & Equity	0.9	46.9	48.4	213.9	311.2	519.4	1,088

Contact: Cornelius Fitzgerald, Finance and Strategy Director
cfitzgerald@windharvest.com

Updated - September 2020